UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): September 19, 2019

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	1-5231	36-2361282
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)

60607
(Zip Code)

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period   ☐ for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 7.01. Regulation FD Disclosure.

On September 19, 2019, the Company issued an Investor Release announcing that on the same day the Board declared a quarterly cash dividend. A copy of the Investor Release is attached as Exhibit 99 to this Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits*

Exhibit No.	Description
99	Investor Release of McDonald's Corporation issued September 19, 2019: McDonald's Raises Quarterly Cash Dividend By 8%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: September 19, 2019

By: /s/ Denise A. Horne

Denise A. Horne
Corporate Vice President, Associate General Counsel and Assistant Secretary

Exhibit 99



Investor Release

FOR IMMEDIATE RELEASE	**FOR MORE INFORMATION CONTACT:**	
09/19/2019	Investors:	Mike Cieplak, investor relations@us mcd.com
	Media:	Lauren Altmin, lauren.altmin@us mcd.com

McDONALD'S RAISES QUARTERLY CASH DIVIDEND BY 8%

- **Quarterly cash dividend increases 8% to $1.25 per share - the equivalent of $5.00 annually**
- **Through August 2019, the Company returned a cumulative $21 billion against its three-year cash return to shareholders target of about $25 billion, which will be completed this year**

CHICAGO, IL - Today, McDonald's Board of Directors declared a quarterly cash dividend of $1.25 per share of common stock payable on December 16, 2019 to shareholders of record at the close of business on December 2, 2019. This represents an 8% increase over the Company's previous quarterly dividend and brings the fourth quarter dividend payout to over $900 million.

McDonald's President and Chief Executive Officer Steve Easterbrook said, "Our broad based business strength across the globe is a testament to the Velocity Growth Plan. Today's dividend increase reflects our confidence in the plan and our continued focus on driving long-term value for all stakeholders."

McDonald's has raised its dividend for 43 consecutive years since paying its first dividend in 1976. The new quarterly dividend of $1.25 per share is equivalent to $5.00 annually. In addition, 2019 represents the final year of the Company's three-year cash return to shareholders target of about $25 billion. Through August, the Company returned a cumulative $21 billion and is on track to complete the remaining amount by the end of the year.

Upcoming Communications

For important news and information regarding McDonald's, including the timing of future investor conferences and earnings calls, visit the Investor Relations section of the Company's Internet home page at www.investor mcdonalds.com. McDonald's uses this website as a primary channel for publishing key information to its investors, some of which may contain material and previously non-public information.

About McDonald's

McDonald's is the world's leading global foodservice retailer with over 38,000 locations in over 100 countries. Approximately 93% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K. The Company undertakes no obligation to update such forward-looking statements, except as may otherwise be required by law.

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